SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

AMENDMENT NO. 1

ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
(Name of Issuer)

ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Whistler Fund, L.L.C.
85 Broad Street

24th Floor

New York, New York 10004
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

September 26, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$14,700,000.00 (a)	Amount of Filing Fee: $2,005.08 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $136.40 per $1,000,000 of Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,005.08
Form or Registration No.:	SC TO-I, Registration No. 005-59777
Filing Party:	Advantage Advisers Whistler Fund, L.L.C.
Date Filed:	September 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 26, 2013 by Advantage Advisers Whistler Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $14,700,000 of limited liability company interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Board of Managers of the Fund (the "Board") has determined to cancel the Offer, in accordance with the terms of the Offer, because it would not be in the best interests of the Fund to purchase the Interests tendered, as more fully explained in Appendix A. The Board has also determined to liquidate the Fund.

The information contained in the Supplement to Notice of Offer to Purchase dated October 31, 2013, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURE
ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.

	By:	/s/ Bryan McKigney
		Name:	Bryan McKigney
		Title:	Authorized Signatory

October 31, 2013

Appendix A

ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
85 Broad Street

24th Floor

New York, New York 10004

To the Investors of Advantage Advisers Whistler Fund, L.L.C.:

The purpose of this letter is to communicate important developments regarding Advantage Advisers Whistler Fund, L.L.C. (the "Fund"). Our primary goal is to manage the Fund with the best interests of our investors in mind. After much consideration and in consultation with Advantage Advisers Management, L.L.C., the Fund's investment adviser, the Board of Managers (the "Board") has decided to cancel the Tender Offer of September 26, 2013 (the “Offer”) and close the Fund. Our goal is to implement a fair and expeditious plan to return capital to members of the Fund ("Members") in the most effective manner.

In the Offer, the Fund offered to purchase up to $14,700,000.00 of interests in the Fund ("Interests") from Members. As disclosed in the Offer, the Fund reserved the right to cancel the Offer under specified circumstances. While we believe that the Fund’s investment approach is valid and relevant at this point in the market cycle, the value of Interests tendered in the Offer, the material reduction in net assets of the Fund that would result from the Fund's purchase of these Interests, and an expected increase in the expense ratio of the Fund were significant factors in the Board's determination to cancel the Offer and to liquidate the Fund.

The Board believes that cancelling the Offer, liquidating the Fund's investments and distributing the proceeds of such liquidation to investors in an orderly manner (net of the Fund's accrued expenses and the estimated costs associated with winding up the Fund's operations) will help ensure that all Members will be treated fairly and receive distributions of their pro rata shares of the Fund's net assets on the same basis and as soon as practicable.

It is expected that the Board will approve in the coming weeks a Plan of Liquidation that will govern the terms of the Fund’s liquidation. After the Plan is approved, Members will receive additional information about the amounts and timing of distributions.

We expect that the Fund will make an initial cash distribution by January 31, 2014 representing approximately 40% of the Fund's net assets as of August 31, 2013. Subsequent distributions will be made thereafter as the Fund is able to withdraw its capital from underlying investment funds in an orderly manner, without undue costs. The Fund will not be charged management fees or incentive allocations after December 31, 2013.

Estimated Redemption Schedule

The table below is our best estimate of the likely time when the liquidation proceeds will be available for distribution to Members.

Distribution Date	Approximate Percentage of Distribution as Percentage of Current Fund Assets	Cumulative Distributions as Percentage of Current Fund Assets
1/31/2014	40%	40%
4/30/2014	31%	71%
7/31/2014	14%	85%
10/31/2014	6%	91%
1/31/2015	2%	93%
4/30/2015	7%	100%

The Whistler Team will continue to keep you informed throughout this process. In the interim, please contact your Financial Advisor with any questions you may have. Thank you.

ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.

By: /s/ Bryan McKigney

Name: Bryan McKigney

Title: Principal Manager

October 31, 2013